Paul Hastings LLP

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May 6, 2022

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	TCW Direct Lending LLC - File No. 814-01069

Ladies and Gentlemen:

On behalf of TCW Direct Lending LLC (the “Registrant”), we hereby respond to the oral comments provided on April 27, 2022 to the undersigned by Ms. Valerie Lithotomos of the staff (the “Staff”) of the Securities and Exchange Commission with respect to the Registrant’s preliminary proxy soliciting materials.

The Registrant’s responses to those comments are provided below. We have restated the substance of those comments to the best of our understanding. Capitalized terms have the same meanings as in the proxy statement, unless otherwise indicated. We have consulted with the Registrant in preparing and submitting this response letter. Revised disclosure intended to address these comments will be included in the definitive proxy soliciting materials filed on or about the date hereof.

The Registrant also acknowledges the Staff’s standard disclaimer as expressed as part of the oral comments.

1.	Comment: The Staff considers Proposal 3 to comprise separate matters on which unitholders should vote separately. Please divide that proposal into separate proposals for which a vote is sought.

Response: Comment accepted. The Registrant has divided that item into two proposals.

2.	Comment: Please supplementally explain why the chairman for the annual meeting of unitholders has the authority to adjourn the meeting.

Response: Comment acknowledged. The Registrant’s Second Amended and Restated Limited Liability Company Agreement, dated as of September 19, 2014 (the “LLC Agreement”), does not prohibit or otherwise restrict the manner in which a meeting of unitholders can be conducted. Further, Section 3.7 of the LLC Agreement states that the meeting will be held at the date and time stated in the notice of the meeting and that a majority of the units constitutes a quorum. The notice and related proxy soliciting materials explain the quorum requirement and the ability to adjourn the meeting to obtain a quorum through further solicitation. An adjournment, as stated in the proxy materials, should be considered part of setting a time and place for the meeting, as permitted in the LLC Agreement. Further, the Delaware Limited Liability Company Act does not contain a contrary provision. Rather, the statement in those proxy materials about an adjourned meeting is consistent with common corporate practice and similar to the adjournment mechanism provided under Section 222(c) of the Delaware General Corporation Law.

3.

Comment: Please state whether unitholders are able to submit a proxy card by regular mail. If so, please disclose the manner in which that can be done. If not, please make certain that the disclosure to that effect is prominent.

Response: Comment accepted. The preliminary notice of meeting stated that unitholders can submit a proxy by mail or in scanned form through email, as well as by internet or telephone. The disclosure has been revised to make disclosure more prominent about the use of only email (but not regular mail), along with internet and telephone.

4.	Comment: Please explain supplementally why Proposal 2 for the ratification of the registered independent public accounting firm has been included in the proxy materials.

Response: Comment acknowledged. Section 32(a)(2) of the Investment Company Act of 1940, as amended (the “Company Act”), which applies to the Registrant through the application of Section 59, requires submission of the independent public accountant for ratification at the next annual meeting of unitholders unless the conditions of Rule 32a-4 thereunder apply. The Registrant’s board of directors and its audit committee satisfy the conditions of that rule and, therefore, submission of the independent auditor for ratification of unitholders is not required. However, traditionally, certain institutional investors have required or requested as part of their investment that the ratification of the auditing firm be submitted each year for approval by investors. Any failure of unitholders to ratify the independent auditors submitted for their ratification would require appointment or re-appointment of independent auditors in the manner specified by Section 32 and Rule 32a-4.

5.

Comment: Please explain whether the offering documents for the Registrant’s units explained the voting threshold for the extension sought in Proposal 3, and whether the threshold specified in the proxy soliciting materials is consistent with that offering disclosure and the related disclosure in the Registrant’s Form 10.

Response: Comment acknowledged. Section 8.1 of the LLC Agreement allows two one-year extensions of the Registrant’s term after its initial six-year term, and further provides that any additional one-year extensions require a consent or vote of a “Supermajority in Interest of Common Unitholders.” Section 3.8 of the LLC Agreement defines a Supermajority in Interest as “a percentage in interest in excess of 66 2/3%.” That is the stated approval threshold here for Proposal 3.

The final Confidential Private Placement Memorandum from September 2014 stated under “Term” in the “Summary of Principal Terms” that these additional extensions would require that supermajority approval. That threshold was updated from the majority approval requirement stated in that part of the preliminary Confidential Private Placement Memorandum from June 2014 to accommodate requests from certain institutional investors.

The Form 10, as amended, stated that these additional extensions could occur, and it further stated under the heading “Term of the Company” that these extensions required only a majority approval from unitholders. The Form 10 was not further amended to disclose the updated higher approval threshold stated in the LLC Agreement and final offering materials. This higher approval threshold is legally binding, and is more favorable for unitholders.

6.	Comment: Please supplementally explain how the “Undrawn Commitment” amount per Unit that is proposed to be approved by unitholders was determined.

Response: Comment acknowledged. The total number of outstanding units (as of April 25, 2022) was 20,134,698. The reduction in the capital commitment per unit of $10.43 results in a total reduction of approximately $210 million. That reduction would reduce the current aggregate available commitments by unitholders from $510 million down to $300 million. As stated in the preliminary proxy materials, $300 million of remaining commitments is the minimum level agreed to by the lenders to the Registrant under its credit facility.

The calculation of this amount is as follows: The proposed definition of “Undrawn Commitment” is $89.57 per unit less all aggregate contributions to date (i.e., $79.68 per unit), which would result in Undrawn Commitments of $9.89 per unit. In addition to the Undrawn Commitments, there are approximately $5.01 per unit of Recallable Commitments, which would result in total available commitments (Undrawn plus Recallable) of $14.90 per unit. Based on the number of units outstanding (20,134,698) this would result in approximately $300 million of available commitments.

7.	Comment: Please supplementally confirm that the Registrant’s initial offering document disclosed that the proposed extension is permitted.

Response: Comment acknowledged. As explained above, the initial Form 10 did provide for additional extensions but referred to the preliminary majority approval threshold rather than the final applicable supermajority approval threshold. Also as noted above, the LLC Agreement and the final confidential Private Placement Memorandum’s “Summary of Principal Terms,” however, specified a more unitholder favorable standard of a supermajority, which is being sought here.

8.	Comment: Please attach the draft proxy card to the comment response letter and include it with the filed definitive proxy soliciting materials.

Response: Comment accepted. That draft proxy card is attached to this comment response letter and will be included with the filed definitive materials.

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Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc: TCW Investment Management Company LLC

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